HARVEST NATURAL RESOURCES, INC.

1177 ENCLAVE PARKWAY, SUITE 300

HOUSTON, TEXAS 77077

VIA EDGAR	May 24, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Harvest Natural Resources, Inc.

Registration Statement on Form S-3 (File No. 333-184957)

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Harvest Natural Resources, Inc. (the “Registrant”), hereby respectfully requests withdrawal of its Registration Statement on Form S-3 (File No. 333-184957), together with all exhibits thereto (the “Registration Statement”). Because the Registrant was late in filing its Annual Report on Form 10-K for the year ended December 31, 2012, the Registrant is not currently eligible to use Form S-3.

The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2012. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement, and all activity regarding the proposed public offering has been discontinued.

The Registrant also requests that, in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted. If you have any questions regarding this application for withdrawal, please contact the undersigned at (281) 899-5700.

Very truly yours,

HARVEST NATURAL RESOURCES, INC.

By:	/s/ Keith L. Head
Keith L. Head
Vice President, General Counsel